Exhibit 99.16

coform	88(2) (Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	19	01	2007

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	2,400	2,450	15,000
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	467.00p	483.50p	543.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up
% (if any) that each share is to be paid up in cash

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode	When you have completed and signed the form send it to the Registrar of Companies at:

	Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

	Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh
DX 235 Edinburgh 2

coform	88(2)cont (Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	19	01	2007

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	50,000	23,752	21,074
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	743.00p	842.00p	949.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up
% (if any) that each share is to be paid up in cash

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Names and addresses of the allottees

Shareholder details (List joint share allotments consecutively)	Shares and share class allotted

Name(s)	Class of shares allotted	Number allotted
Apollo Nominees Ltd CREST ID 002	Ordinary	7,450

Address
1 Finsbury Avenue London
UK postcode EC2M 2PP

Name(s)	Class of shares allotted	Number allotted
Lloyde TSB Registrars Corporate Nominee Limited	Ordinary	107,226

Address
Highdown House Yeoman Way Worthing West Sussex
UK postcode BN99 6DA

Name(s)	Class of shares allotted	Number allotted

Address

UK postcode

Name(s)	Class of shares allotted	Number allotted

Address

UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 19/01/07
M J White
A secretary

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searcheres of the public record.

Tel
	DX number	DX exchange

coform